April 09, 2025

VOTE THE `GOLD` PROXY CARD OR `GOLD` VOTING INSTRUCTION FORM TODAY TO REFRESH THE NHI BOARD WITH TRULY INDEPENDENT DIRECTORS COMMITTED TO SERVING YOUR BEST INTERESTS

Dear Fellow National Health Investors Stockholders,

Land & Buildings Investment Management, LLC (together with its affiliates, "Land & Buildings" or "L&B") has closely followed and analyzed National Health Investors, Inc. ("NHI" or the "Company") and the healthcare REIT sector for decades. We invested in NHI because we believe it is a fundamentally valuable company with strong assets, secular tailwinds in its business, and a capable management team.

Unfortunately, the Company's stockholder returns have meaningfully underperformed, and the stock is substantially undervalued compared to its Senior Housing REIT Peers.[1] This underperformance stems, in our view, from an archaic corporate governance structure, including a staggered board (which NHI only committed to declassify following our engagement) and a Board of Directors ("Board") rife with conflicts of interest – such as multiple Board members' significant stock ownership in one of NHI's largest tenants, National Healthcare Corp. ("NHC").

Further, despite our sincere efforts to engage constructively with the Company over the past year to enhance governance and avoid a costly proxy contest, the Company has chosen instead to make reactive and one-sided changes that we believe fall well short of what is needed to fix the broken governance at NHI. Notably, NHI unilaterally hand-picked new directors for the Board, rather than consider stockholders' input by working collaboratively with us to reach alignment on the skill sets needed in the boardroom. As a result, this marks the second year in a row where we have had to take our concerns directly to stockholders.

We are seeking your support to elect our two highly qualified nominees – Adam Troso and Jim Hoffmann – at the Company's upcoming 2025 Annual Meeting of Stockholders (the "Annual Meeting"). We believe these candidates would collectively bring much-needed independence, leadership, and real estate investment expertise – free from conflicts – to the boardroom.

Archaic Corporate Governance Has Directly Led to Underperformance

The long-tenure of certain Board members, concerning web of interlocking relationships, lack of true independence, and troubling conflicts of interest with large tenant NHC are directly responsible for the Company's significant undervaluation and underperformance, in our view.

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1   Defined by Land & Buildings as Ventas, Inc. (NYSE: VTR) and Welltower Inc. (NYSE: WELL); all pricing in this letter is as of 2/18/25, the day prior to Land &Buildings' public announcement of its nomination of Adam Troso and Jim Hoffmann to the NHI Board of Directors.



NHI Total Stockholder Return Underperformance	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
vs. Senior Housing REIT Peers	**-61%**	**-19%**	**-27%**

Source: Bloomberg

Land & Buildings seriously questions whether the majority of "independent" NHI directors, including Robert Adams and Jimmy Jobe – who are up for election at this year's Annual Meeting – can faithfully execute their fiduciary duties to stockholders given their longstanding professional/personal relationships and clear conflicts of interest. Specifically, there is a deeply connected web of interlocks that is plainly evident among numerous Board members:

❌ **Educational backgrounds (e.g., Middle Tennessee State)**

❌ **Employment histories (e.g., NHC)**

❌ **Financial entanglements (e.g., banking/accounting relationships)**

❌ **Residency (Murfreesboro, TN)**

NHI's Board has historically embodied this "country club" style arrangement – *which we fear prioritizes its members over its stockholders*. This approach to board composition needs to become a relic of the past for NHI, like it has across the vast majority of corporate America.

Urgent Change Required Given Serious Conflicts of Interest with Ongoing Major Lease Renewal

The upcoming lease renewal with NHC represents the single greatest source of upside for NHI cash flows and stockholder value, in our view. We see potentially 60% or more upside to the current rent NHC is paying NHI, equating to approximately $0.55/share or about 12% upside to Company FFO/share.[2]

We have confidence in this upside potential based on a recent precedent transaction and lease signing by healthcare peer CareTrust REIT, Inc. ("CTRE") for similar skilled nursing assets with substantial geographic overlap, as well as the strong EBITDAR coverage we estimate to be well over 2x at the facility-level. Following the CTRE announcement, management frequently cited this transaction in sell-side and investor meetings as an appropriate comp and highly indicative of potential upside. NHI's proxy materials now have the fingerprints of this conflicted Board as they state the upside is not as great.

When the NHI/NHC lease was last amended in 2022, base rents declined over the life of the lease to the detriment of stockholders of NHI at a time when there was no guarantee of increasing percentage rents. Further, NHC has not disclosed rent coverage ratios by property to allow NHI to make informed decisions about appropriate rent adjustments for asset sales. Point-in-time asset sales would not have caused rents to decline each year of the lease, including this year and next.

We have no confidence that the current Board, including Robert Adams and Jimmy Jobe, will act in the best interest of all stockholders given clear conflicts and competing economic interests:

2   Based on 2024 total rent NHC paid to NHI and increased share count as disclosed in the Company's 2024 Annual report.

- **Robert Adams** is up for election as an NHI director and is the current NHC Chairman. Adams owns ~$45 million of NHC stock and his brother and former NHI Chairman, W. Andrew Adams, is an NHC director and former NHC Chairman, and owns ~$71 million of NHC stock. Each has a greater investment in NHC than NHI.[3]

- **Jimmy Jobe** is up for election and served on the Board of the predecessor to NHC, and we believe owes his NHI Board seat to his allegiance to the Adams brothers, not stockholders, which has earned him millions of dollars in board fee compensation.

- **Charlotte Swafford**, another Board director, is the former SVP/Treasurer at NHC and appears to maintain a significant investment in NHC.[4]

Such deep-rooted affiliations raise serious concerns regarding the ability to prioritize stockholder value over tenant relationships.

Land & Buildings nominees, Jim Hoffmann and Adam Troso, would bring sorely needed independent perspective and objectivity to these negotiations, untainted by competing economic interests, professional obligations, or other relationships.

The Company's Large Acquisition Pipeline Needs Better-Qualified Oversight

Further fueling our sense of urgency, we believe the Company has an extraordinary opportunity today to drive substantial earnings accretion through acquisitions. The opportunity to improve cost of capital with better governance and lease terms, combined with a lack of private competition to buy senior housing assets, sets the stage for NHI to create meaningful stockholder value through external growth. We believe this strategic advantage has gone unrealized due to the current Board's poor governance.

We forecast the Company may acquire upwards of $1 billion of senior housing properties over the next 12 – 24 months, increasing earnings power (FFO/share) by nearly 10%.[5] We are excited about this opportunity but deeply concerned by the lack of real estate and capital markets expertise on the Board to properly evaluate such a large scale of transactions.

Our nominees have spent their decades-long careers analyzing real estate investment opportunities at some of the most respected and influential firms in the REIT sector.

- **Mr. Hoffmann** is a former Partner and Senior Vice President of Wellington Management Company LLP, previously managing one of the largest REIT dedicated investment portfolios in the U.S.

- **Mr. Troso** is a former Managing Director at J.P. Morgan and Greenhill in Real Estate Investment Banking, where he advised on tens of billions of dollars of M&A and capital markets transactions across healthcare and other REIT sectors.

These qualifications and REIT expertise are much needed and would be highly additive to the Board's current skillset.

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3   Bloomberg, 2025 NHI Proxy Statement filed March 28, 2024
4   Based on last NHC public filing disclosing her ownership
5   Land & Buildings' estimates

With Better Governance We Believe Substantial Valuation Upside is Likely

NHI is one of only three public REITs with a majority of its income derived from senior housing facilities – Ventas, Inc. (“VTR”) and Welltower Inc. (“WELL”) are the other two REITs. Many of the Company’s key metrics closely resemble these Senior Housing REIT Peers but NHI’s valuation and performance have disconnected over the past several years we believe due to:

- A highly conflicted governance structure with overlapping Board members with one of their largest tenants NHC – these Board members have an incentive to keep rents low at NHI stockholders’ expense;
- A staggered Board, which has disenfranchised stockholders and entrenched management;
- The NHC lease historically serving as an anchor on growth; and
- Smaller size and slower external growth, hampered by the Board’s apparent lack of sophistication in understanding NHI’s better cost of capital relative to the private market and ability to drive substantial earnings accretion through acquisitions.

We believe NHI has well more than 50% upside by increasing the NHC rent to market and closing half the multiple gap to Senior Housing REIT peers.[6]


Historically Wide Discount to Senior Housing REIT Peers
4.0x
2.0x
0.0x
-2.0x
-4.0x
-6.0x
-8.0x
-10.0x
-12.0x
-14.0x
-16.0x
Jun-13
Apr-14
Feb-15
Dec-15
Oct-16
Aug-17
Jun-18
Apr-19
Feb-20
Dec-20
Oct-21
Aug-22
Jun-23
Apr-24
NHI AFFO Multiple Spread to WELL/VTR Average

Source: Bloomberg; Based on Price to Consensus Forward 12 Months AFFO estimates

6 Bloomberg



Instilling True Independence in the Boardroom

We believe our independent and exceptionally qualified and experienced nominees, Adam Troso and Jim Hoffmann, are the right individuals to help maximize stockholder value and realize NHI's true potential.

A. Adam Troso possesses decades of experience working in capital markets and advising boards and CEOs, including healthcare REITs, on major capital allocation and strategic decision-making. If elected, we believe Mr. Troso would be ideally positioned to help NHI enhance its corporate governance, gain credibility with the investment community, advise on lease negotiations free from conflicts, and drive stockholder value through capital allocation.

- ✓ Former Managing Director at J.P. Morgan in the Real Estate Investment Banking group, where he advised companies in numerous REIT sectors, including healthcare, on tens of billions of dollars of both M&A and capital markets transactions.

- ✓ Former Managing Director and Head of Real Estate Corporate Advisory for North America at Greenhill & Co.

- ✓ Former real estate banker and advisor across a number of highly respected firms, including Bear, Stearns & Co., ING, and PaineWebber Group Inc.

- ✓ Current CEO and Founder of Next Century Self Storage, a real estate investment firm specializing in the acquisition and strategic transformation of self-storage facilities.

Jim Hoffmann possesses nearly 40 years of experience analyzing and investing in publicly traded real estate companies, as well as significant leadership and boardroom experience. If elected, we believe Mr. Hoffmann would be ideally positioned to help NHI enhance its corporate governance, improve the Company's investor outreach, and instill independence in the boardroom free from conflicts, bringing his decades of experience assessing and implementing value-maximizing strategies in the REIT sector.

- ✓ Former Partner and Senior Vice President of Wellington Management Company LLP, also serving as Global Industry Analyst and REIT Portfolio Manager for one of the largest REIT dedicated investment portfolios in the United States.

- ✓ Extensive experience on REIT boards undergoing significant governance enhancements and strategic changes:

  » Former board director at healthcare REIT HCP, Inc., New York REIT, Inc., First Potomac Realty Trust and International Market Centers, L.P.

- ✓ Former REIT and real estate analyst across a number of highly respected firms and agencies, including Everen Securities, LaSalle Street Capital Management LLC, the Washington State Investment Board, and Eastdil Realty.

- ✓ Currently serves on the Advisory Board of Peaceable Street Capital, a specialty finance platform, a position he has held since September 2020.

- ✓ Currently the Managing Partner of Hopville Farms LLC, a family-owned farming and agriculture company, which he founded in 2012.

Your vote is crucial to bringing the much-needed change NHI deserves. Voting for Adam Troso and Jim Hoffmann is a vote for true independence and renewed accountability in the NHI boardroom. It is a vote for a stronger, more transparent future for NHI and its stockholders.

We strongly urge you to vote on the GOLD proxy card or GOLD voting instruction form TODAY to elect Jim Hoffmann and Adam Troso. Together, we can ensure that NHI is positioned for long-term success and value creation.

Should you have any questions or need assistance with voting, please contact Saratoga Proxy Consulting, LLC at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com. Copies of our definitive proxy materials and other important information relating to our solicitation can be found at www.NHIBoardRx.com.

PROTECT YOUR INVESTMENT. PLEASE SIGN, DATE, AND MAIL THE GOLD PROXY CARD OR GOLD VOTING INSTRUCTION FORM TODAY!

Thank you for your continued support.

Sincerely,

Jonathan Litt

Land & Buildings Investment Management, LLC